Exhibit 99.1

NBC AND VIVENDI UNIVERSAL ENTERTAINMENT UNITE
TO CREATE NBC UNIVERSAL

New Company Comprises No. 1 TV Network, Leading Film Studio,
Portfolio of Entertainment, News, and Spanish-language TV Networks,
And Renowned Theme Parks

NEW YORK, PARIS, May 12, 2004 – NBC and Vivendi Universal Entertainment (VUE) have completed the creation of NBC Universal, a global media and entertainment enterprise with expected 2005 revenues of $15 billion. The announcement was made today by GE (NYSE: GE) and Vivendi Universal (Paris Bourse: EX, NYSE: V), the parent companies, respectively, of NBC and VUE.

NBC Universal is one of the world’s leading media companies in the development, production, and marketing of entertainment, news, and information to a global audience. The new company’s assets include some of the most recognized and valuable brands in the industry, such as television networks NBC, Telemundo, USA Network, Sci-Fi Channel, Bravo, Trio, CNBC, and MSNBC (jointly owned with Microsoft); film studio Universal Pictures; television production studios Universal Television and NBC Studios; a stations group comprising 29 NBC and Telemundo television stations; and interests in five theme parks including Universal Studios Hollywood and Universal Orlando. International assets include excellent positions in the sale and distribution of video and DVD titles, television programming, and feature films in more than 200 countries; and distinctive television channels across Europe, Asia, and Latin America.

In completing the transaction, shareowners of Vivendi Universal Entertainment (VUE) received $3.65 billion of cash consideration, of which Vivendi Universal received $3.4 billion. NBC Universal assumed $1.7 billion of debt, previously included in Vivendi Universal’s financial statements. As a result, GE owns 80% of NBC Universal and Vivendi Universal controls the remaining 20%. Beginning in 2006, Vivendi Universal will have the right to monetize its ownership interest over time at fair market value.

Bob Wright, GE vice chairman and chairman and CEO of the new company, said: “NBC and Universal are two successful and very profitable organizations with complementary assets and similar cultures and business practices. As a highly integrated company with outstanding positions across a range of media, the new NBC Universal represents a tremendous growth opportunity for our viewers, advertisers, employees, and GE shareowners.”

Jeff Immelt, GE chairman and CEO, said: “Closing NBC Universal is another important step in the transformation of GE. Strategically, this business will have an advantage in content so valuable in the future of digital media. Financially, it will provide a great return for GE investors.”

Jean-René Fourtou, chairman and CEO of Vivendi Universal, said: “We are pleased to have an active and long-term ownership interest in NBC Universal, one of the world’s most profitable and fastest-growing media companies. This transaction gives Vivendi Universal a 20% ownership interest in NBC Universal and at the same time enables us to record a total net debt reduction of approximately $6 billion. With its experienced management team and portfolio of valuable media assets, we expect NBC Universal to continue to benefit Vivendi Universal and its shareholders.”

Ron Meyer, president and chief operating officer of Universal Studios, will be responsible for Universal Pictures, the Hollywood studio operations, and the company’s theme parks. Randy Falco, president of the NBC Universal Television Networks Group, will lead the company’s commercial and operational organizations. Jeff Zucker, president of the NBC Universal Television Group, will oversee all television programming for the new company, with the exception of Sports and Olympics. Dick Ebersol, chairman of NBC Universal Sports & Olympics, will assume responsibility for USA Network’s sports programming, and Jay Ireland, president of NBC Universal Television Stations, will continue to lead the operations of the company’s owned-and-operated stations group.

Please refer to separate press release for details regarding the new company’s organizational structure.

* * *

Media Contacts:

Cory Shields, NBC Universal, 212/664-3457
Rebecca Marks, NBC Universal, 212/664-3457
Susan Fleishman, Universal Studios, 212/664-3457

Antoine Lefort, Vivendi Universal, 33 (0) 1 71 71 11 80
Agnes Vétillart, Vivendi Universal, 33 (0) 1 71 71 30 82
Alain Delrieu, Vivendi Universal, 33 (0) 1 71 71 10 86
Flavie Lemarchand, Vivendi Universal, 212/572-1118